UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Applied Energetics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

03819M106
(CUSIP Number)

Stephen W McCahon 9401 E. Placita Lila, Tucson AZ 85749 (520) 904-1007
(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

May 24, 2019
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 03819M106

1.	Name of Reporting Person. Stephen W. McCahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,677,861
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 14,677,861
	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,677,861 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%(1)
14.	Type of Reporting Person (See Instructions) IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(1)	Based on 207,562,471 outstanding shares of the Issuer’s common stock, as reported by the Issuer in its Quarterly Report for the three months ended September 30, 2021.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Applied Energetics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 9070 S. Rita Road, Suite 1500, Tucson, AZ 85747.

Item 2. Identity and Background

This statement is filed by Stephen W. McCahon (the "Reporting Person"). The address of the Reporting Person is 9401 E. Placita Lila, Tucson, AZ 85749. The Reporting Person is a United States citizen. The Reporting Person is one of the founders of the Company, and his principal occupation is as its consultant. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

20,000,000 shares of Common Stock initially reported in Item 5 as beneficially owned by the Reporting Person represents delivery of shares to the Reporting Person pursuant to a Common Stock Subscription Agreement, dated March 16, 2016, in payment for the Reporting Person providing services to the Company for the value of $20,000. Pursuant to the terms of a Consulting Agreement, effective as of May 24, 2019, and attached as an exhibit to the Form 8-K filed with the Securities and Exchange Commission on May 31, 2019, the Company purchased 5,000,000 of such shares at a price of $0.06 per share, in alignment with concurrent private placements conducted by the Company. The repurchase was completed on September 1, 2020. The Reporting Person has subsequently transferred a total of 6,000,000 of his shares to his adult children.

Effective as of May 24, 2019, the Company and the Reporting Person entered into an Asset Purchase Agreement, which was attached as an exhibit to the Form 8-K filed with the Securities and Exchange Commission on May 31, 2019, with Applied Optical Sciences, Inc. (“AOS”), an Arizona corporation which was majority owned by the Reporting Person. Pursuant to the Asset Purchase Agreement, the Reporting Person received warrants to purchase up to 1,750,000 shares of the Company’s common stock at an exercise price of $0.06 per share, as partial consideration for the sale of specified assets of AOS to the Company.

Item 4. Purpose of Transaction

The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes and pursuant to the agreements described in Item 3 and Item 5 hereof. The Reporting Person has no present plans or proposals which relate to or would result in any of matters listed in (a) through (j) under this Item 4. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 14,677,861shares of the Company’s common stock, which represent 7.1% of the 207,562,471 shares of the Company’s common stock issued and outstanding as reported in its Quarterly Report on Form 10-Q for the three months ended September 30, 2021. 1,750,000 of such shares underlie common stock purchase warrants.

(b)	All such shares are directly owned by the Reporting Person who has sole voting and dispositive power over such shares.

(c)	The Reporting Person has not effected any transaction in the Company’s securities in the last 60 days.

(d)	The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2022

By:	/s/ Stephen W McCahon
Stephen W McCahon

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